QUEST ENERGY PARTNERS, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, OK 73120
October 19, 2007
BY EDGAR AND BY HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attn:	H. Roger Schwall
Assistant Director

	Re:	Quest Energy Partners, L.P.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 28, 2007
File No. 333-144716
Dear Mr. Schwall:
     Set forth below are the responses of Quest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), to
•	the comment letter, dated October 9, 2007, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (File No. 333-144716) (the “Registration Statement”); and

•	the comment letter, dated October 12, 2007, with respect additional Staff comments related to Amendment No. 2.
     The revisions described herein are incorporated in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which has been filed with the Commission via EDGAR simultaneously with this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.
     For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Partnership’s response thereto. All references to page numbers in the text of this letter refer to pages in Amendment No. 3.
     Enclosed herewith are hard copies of Amendment No. 3, marked to indicate the changes made to Amendment No. 2 filed with the Commission on September 28, 2007.
Risk Factors, page 22
If our general partner fails to develop or maintain an effective system of internal controls . . . , page 39

October 19, 2007

1.	We note this new risk factor. Please disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that your general partner has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists. Further, disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

The Disclosure has been revised as requested. Please see page 40.
Estimated Cash Available for Distribution, page 66
2.	Tell us and disclose why your Estimated Adjusted EBITDA does not include any adjustments to exclude non-cash compensation. We note your disclosure on page 73 stating general and administrative expenses include non-cash equity-based compensation of your Predecessor.
The predecessor’s carve-out financial statements include non-cash compensation expenses of the predecessor. Under the management services agreement, a portion of the compensation expense associated with these equity awards will be allocated to the Partnership. However, the Partnership will reimburse Quest Energy Service for the cost of these awards, so these awards would not be a non-cash compensation expense of the Partnership. The general partner of the Partnership intends to establish a long term incentive plan and grant incentive equity compensation awards to the general partner’s management and non-employee directors. However, at this time, no decision has been made with respect to the grant of any equity incentive awards. As a result no cash compensation expense is included in our forecast of general and administrative expenses. The disclosure has been revised to clarify this information. Please see pages 74 and 75.
Unaudited Pro Forma Financial Statements, pages F-3 — F-5
3.	We have reviewed your amended disclosure provided in response to comment 11 of our letter dated September 18, 2007. Please revise to clarify how the $12,464 amount referenced in footnote (e) of your pro forma adjustments for the year ended December 31, 2006 was calculated. In your response, tell us why this adjustment for the year ended December 31, 2006 is less than the adjustment to the six months ended June 30, 2007.

We have revised footnote (e) on pages F-6 and F-7 to clarify how the $12,464 amount referenced in footnote (e) was calculated. We have also added additional disclosure to footnote (e) on pages F-6 and F-7 and on pages 18, 20, 65 and 89 informing investors that the increase in the amount for the six months ended June 30, 2007 is due to the payment of a fee in connection with the April 2007 amendment to the credit facilities.
Form S-1/A

October 19, 2007

Executive Compensation and Analysis, page 139
1.	We note your response to our previous comment 7 regarding the competitive harm you believe you would suffer if information regarding your performance targets was disclosed. Please explain in reasonable detail exactly how competitors would use the targets to glean specific information that could be used to cause you harm. Please include a discussion of specific facts and circumstances, including how companies compete in your industry. Put another way, please explain how the information regarding your targets would provide your competitors with “valuable knowledge” regarding your plans for growth in your developing operative areas given the disclosure that you already make public, such as the disclosure under the heading “Future Capital Expenditures” in your MD&A on page 105.

2.	Further, please explain how disclosure of your targets would cause you competitive harm in your “intense competition for executive talent.” We note that you will be required to disclose total compensation for the covered years. Please explain what additional harm could result from disclosing one discreet component of that compensation.

We have revised the disclosure in Amendment No. 3 to include the specific performance target levels. Please see page 142.
     Please contact our attorneys at Stinson Morrison Hecker LLP, specifically, Patrick J. Respeliers at (816) 691-2411 or James S. Swenson at (816) 691-2768, if you have any questions regarding this submission.

Sincerely,

/s/ David E. Grose
David E. Grose
Chief Financial Officer

cc:	Shannon Buskirk
Robert Carroll
Ronald Winfrey
John Madison